Exhibit 12
MSW ENERGY HOLDINGS II LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands)

	For the Period from		For the Period from		For the Nine
	June 25 through		January 1 through		Months Ended
	September 30, 2005		June 24, 2005		September 30, 2004
EARNINGS:
Pre-tax income (loss) from continuing operations for minority interest in consolidated subsidiary	$35,136		$(1,691)		$39,329
Less earnings attributable to Ref-Fuel prior to consolidation	—		—		(6,148)

	$35,136		$(1,691)		$33,181
Add (deduct):
Fixed charges	17,083		30,358		32,889
Distributed earnings of Covanta Ref-Fuel Holdings prior to consolidation	—		—		31,500

Earnings, as adjusted	$52,219		$28,667		$97,570

FIXED CHARGES:
Interest expense	$17,083		$30,358		$32,889

Fixed charges	$17,083		$30,358		$32,889

RATIO OF EARNINGS TO FIXED CHARGES:	3.06	x	0.94	x	2.97	x

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